The share exchange described in this press release involves securities of a Japanese company.  The offer is subject to disclosure requirements of Japan that are different from those of the United States.  Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and all of its officers and directors reside outside of the United States.  You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws.  It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only.  While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original.  Such Japanese-language original shall be the controlling document for all purposes.

June 7, 2019

For immediate release

Company:	Hulic Co., Ltd.
Representative:	Manabu Yoshidome, President, Representative Director
Securities Code:	3003, TSE (First Section)
Contact:	Shin Ito, Executive Managing Officer (GM: Corporate Communications & IR) (Tel: 03-5623-8102)
Company:	Nippon View Hotel Co., Ltd.
Representative:	Yoshiaki Endo, President and Representative Director
Securities Code:	6097, TSE (First Section)
Contact:	Manabu Yajima, Managing Director (Tel: 03-5828-4429)

Notice Regarding Execution of Share Exchange Agreement Concerning Hulic Co., Ltd. Making Nippon View Hotel Co., Ltd. a Wholly-Owned Subsidiary

We hereby announce as follows that Hulic Co., Ltd. (“Hulic”) and Nippon View Hotel Co., Ltd. (“Nippon View Hotel”) decided today under resolutions of their respective Boards of Directors to implement a share exchange through which Hulic will become a wholly-owning parent company resulting from a share exchange and Nippon View Hotel will become a wholly-owned subsidiary resulting from a share exchange (the “Share Exchange”) and have executed a share exchange agreement (the “Share Exchange Agreement”).

The Share Exchange is planned to be implemented, in the case of Hulic, without approval at its general shareholders’ meeting by way of a simplified share exchange as prescribed in Article 796, Paragraph 2 of the Companies Act, and in the case of Nippon View Hotel, with the Share Exchange Agreement being approved by a resolution of its annual general shareholders’ meeting to be held on July 25, 2019.  The effective date of the Share Exchange is scheduled to be September 1, 2019.

Prior to the effective date of the Share Exchange (September 1, 2019 (scheduled)), Nippon View Hotel plans to delist its shares of common stock (the “Nippon View Hotel Shares”) from the First Section of the Tokyo Stock Exchange, Inc. (“TSE”) on August 29, 2019 (with a final trading date of August 28, 2019).

1.	Purposes of the Wholly-Owned Subsidiary Conversion through the Share Exchange

The Hulic Group, composed of Hulic, 18 consolidated subsidiaries, two non-consolidated subsidiaries, and 12 other affiliates, totaling 33 companies (as of March 31, 2019), engages in business operations centered around the real estate leasing business under its corporate philosophy of “Total commitment to our customers and the community. Creating productive environments. Creating amenity. Promoting peace of mind.”

Under the medium-term management plan (for 2018 to 2020) issued on January 30, 2018, Hulic has established a basic policy of advancing towards a business model that, based on the real estate leasing business, further strengthens the development business and value-added business while also expanding stable revenues through the asset management business and other businesses.  In particular, in regard to creating new business fields, Hulic focuses on areas in which society faces a high level of needs, such as aging population, tourism, and the environment, and is actively taking measures for those areas.

The Nippon View Hotel Group, composed of Nippon View Hotel, two consolidated subsidiaries, and one non-consolidated subsidiary, totaling four companies (as of April 30, 2019), engages in the hotel business, facility operation business, and amusement park business as its main businesses.  The Nippon View Hotel Group engages in its businesses under its corporate philosophy, which states, “Based on putting our customers first, we aim to be a top hotel chain in Japan that is always trusted, and we will contribute to the development of local societies and the improvement of international goodwill as a company that can meet the needs of global society by continuing to ensure customer safety and to provide inspiration and joy through appealing products and heartfelt services.”  In January 2017, Nippon View Hotel established a medium-term management plan for the four-year period beginning with the fiscal year ending April 2018, titled “View Hotels Mission–Sustainable Growth,” which set out a basic management strategy for long-term sustainable growth, and Nippon View Hotel has made efforts through various management strategies to achieve its consolidated performance plan.  However, the business environment has become increasingly severe due to factors such as increasing competition caused by new participants in the hotel industry, increasing personnel expenses caused by nationwide labor shortages and work-style reforms, decreasing demand for weddings caused by declining birthrates and an aging population, and a decreasing ability for regional amusement parks to attract visitors.  As a result, the Nippon View Hotel Group’s consolidated operating profit and consolidated ordinary profit for the fiscal year ending April 2019 were below the consolidated performance plan set out in the medium-term management plan.

Hulic and Nippon View Hotel executed a “Capital and Business Alliance Agreement” on October 28, 2015 and have strengthened their alliance up to the present.  However, as a three year period has passed since the execution of the agreement, and the environment surrounding the tourism business is changing greatly due to factors such as changing lifestyles and increasing travel needs due to an increase in inbound tourists and the retirement of baby boomers, Hulic and Nippon View Hotel considered that sufficient synergy could not be expected under the current alliance and that closer cooperation and a closer capital relationship were necessary in order to accelerate the development of new hotels that meet diverse customer needs and to expand the business foundations of both companies, and they therefore repeatedly engaged in careful discussions and consideration.

Hulic is developing its Gate Hotel chain, whose concept is “hotels for adults,” through a subsidiary, and Hulic considers that by making Nippon View Hotel, which boasts a diverse range of customers and is able to engage in flexible business measures such as new development and operator replacement, its wholly-owned subsidiary and further strengthening collaboration while utilizing Hulic’s abundance of well-located real estate and information, it will be possible to accelerate the development of new hotels that fit with the changing times and the needs of customers, thereby allowing the Hulic Group to bring in hotel operation revenue in addition to real estate revenue.

Nippon View Hotel considers that by further developing the current capital and business alliance and becoming a wholly-owned subsidiary of Hulic, it can expect a greater level of support than before in finding new projects, and due to the reduced capital burden on the Nippon View Hotel Group when opening new hotels achieved by Hulic developing and holding real estate for new hotels, it will be possible to focus its management resources on hotel operations, which is the strength of the Nippon View Hotel Group.  Additionally, Hulic intends to maintain and respect the View Hotel brand as well as the corporate philosophy of the Nippon View Hotel Group, and through the capital and business alliance, Hulic shares an understanding of the environment surrounding the Nippon View Hotel Group and the challenges and tasks it faces moving forward.  Therefore, the Nippon View Hotel Group considers Hulic to be the best partner in terms of smoothly achieving cooperation.  Moving forward, in cooperation with Hulic, Nippon View Hotel desires to accelerate the expansion of new hotels under the View Hotel brand and to firmly establish its position as one of Japan’s top hotel chains.

As a result of comprehensive consideration of these points, both companies reached the conclusion that the best decision in order to improve the corporate value of both the Hulic Group and the Nippon View Hotel Group is to make Nippon View Hotel a wholly-owned subsidiary of Hulic through the Share Exchange.

The companies consider that by doing so, they can expect to expand the business foundations of both the Hulic Group and the Nippon View Hotel Group, thereby leading to the further development of the groups in their entirety.

Currently, under a scheme in which Hulic will develop and hold real estate while Nippon View Hotel will operate hotels, Hulic and Nippon View Hotel are considering several specific new projects, including in the Ginza area, and will aim to open one or two new hotels each year mainly around the greater Tokyo area and in tourist cities.

2.	Overview of the Share Exchange

(1)	Schedule of the Share Exchange

Record date for annual general meeting of shareholders (Nippon View Hotel)	Tuesday, April 30, 2019
Resolution date of the meeting of the Board of Directors (Hulic and Nippon View Hotel)	Friday, June 7, 2019
Execution date of the Share Exchange Agreement (by each of Hulic and Nippon View Hotel)	Friday, June 7, 2019
Date of annual general meeting of shareholders (Nippon View Hotel)	Thursday, July 25, 2019 (scheduled)
Final trading date (Nippon View Hotel)	Wednesday, August 28, 2019 (scheduled)
Date of delisting (Nippon View Hotel)	Thursday, August 29, 2019 (scheduled)
Scheduled date of the Share Exchange (effective date)	Sunday, September 1, 2019 (scheduled)
(Note 1)	The above schedule might be changed upon agreement by Hulic and Nippon View Hotel.

(Note 2)
Hulic plans on implementing the Share Exchange without approval at its general shareholders’ meeting by way of a simplified share exchange as prescribed in Article 796, Paragraph 2 of the Companies Act.

(2)	Method of the Share Exchange

The Share Exchange is a share exchange in which Hulic will become a wholly-owning parent company resulting from a share exchange and Nippon View Hotel will become a wholly-owned subsidiary resulting from a share exchange.

The Share Exchange will be implemented, in the case of Hulic, without approval at its general shareholders’ meeting by way of a simplified share exchange as prescribed in Article 796, Paragraph 2 of the Companies Act, and in the case of Nippon View Hotel, with the Share Exchange Agreement being approved by a resolution of its annual general shareholders’ meeting to be held on July 25, 2019.  The effective date of the Share Exchange is scheduled to be September 1, 2019.

(3)	Allotments in Connection with the Share Exchange

	Hulic (wholly-owning parent company resulting from a share exchange)	Nippon View Hotel (wholly-owned subsidiary resulting from a share exchange)
Exchange Ratio in Connection with the Share Exchange	1	1.57
Number of Shares to be Delivered in the Share Exchange	10,839,231 shares of common stock of Hulic (scheduled)
(Note 1)	Allotment ratio of shares

Hulic will allot and deliver 1.57 shares of common stock of Hulic (the “Hulic Shares”) per Nippon View Hotel Share; provided, however, that no shares will be allotted in the Share Exchange for the Nippon View Hotel Shares held by Hulic (2,528,856 shares as of April 30, 2019).  The above share exchange ratio might be changed upon discussions and agreement between Hulic and Nippon View Hotel if a significant change occurs in the terms and conditions that constitute the bases for the relevant calculations.

(Note 2)	Number of the shares of common stock to be delivered in the Share Exchange

Upon the Share Exchange, Hulic will allot and deliver to the shareholders of Nippon View Hotel (meaning shareholders after the cancellation of treasury shares as described below, and excluding Hulic) at the time immediately prior to its acquisition through the Share Exchange of all the Nippon View Hotel Shares (excluding the Nippon View Hotel Shares held by Hulic) (the “Record Time”) the number of Hulic Shares calculated in accordance with the exchange ratio in the above table in exchange for the Nippon View Hotel Shares held by those shareholders.  Hulic plans to use the shares of common stock to be newly issued by Hulic as the shares to be delivered by Hulic.

Nippon View Hotel plans to cancel all of its treasury shares that it holds at the time immediately prior to the Record Time (including treasury shares acquired by Nippon View Hotel through share purchase in response to a share purchase demand that may be exercised upon the Share Exchange under the provisions of Article 785, Paragraph 1 of the Companies Act) at the time immediately prior to the Record Time by resolution at the meeting of its Board of Directors held on or before the previous day of the effective date of the Share Exchange.  The total number of Hulic Shares to be allotted and delivered in the Share Exchange might be changed due to the number of treasury shares Nippon View Hotel comes to hold before the time immediately prior to the Record Time or another reason.

(Note 3)	Handling of shares less than one unit

In association with the Share Exchange, the shareholders of Nippon View Hotel who come to hold shares less than one unit (less than 100 shares) of Hulic may not sell shares less than one unit that they hold on a financial instruments exchange, but may participate in either of the following programs concerning shares less than one unit of Hulic.

(i)	Buyback program for shares less than one unit (sale of shares less than one unit)

Under this program, any of such shareholders may demand that Hulic purchase the shares less than one unit held by that shareholder in accordance with the provisions of Article 192, Paragraph 1 of the Companies Act.

(ii)	Top-up purchase program for shares less than one unit (top-up purchase of less than one unit)

Under this program, unless Hulic does not hold the number of treasury shares needed to satisfy the demand for top-up purchase, any of such shareholders may, in accordance with the provisions of the Articles of Incorporation of Hulic based on the provisions of Article 194, Paragraph 1 of the Companies Act, demand to purchase the number of shares that will constitute one unit (100 shares) when combined with the shares less than one unit held by that shareholder from Hulic.

(Note 4)	Treatment of fractions of less than a single share

If there are any fractional shares less than a single share in the Hulic Shares to be allotted to the shareholders of Nippon View Hotel through the Share Exchange, Hulic will sell the number of Hulic Shares equal to the total number of those fractions of less than a single share (any fractions of less than a single share in such total number being rounded down to the nearest whole number) and pay the sales proceeds to each of the shareholders of Nippon View Hotel who comes to receive an allotment of fractional shares less than a single share in proportion to the value of such fractions of less than a single share in accordance with the provisions of Article 234 of the Companies Act and other relevant laws and ordinances.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights in Connection with the Share Exchange

With respect to all of the stock acquisition rights issued by Nippon View Hotel, which will become a wholly-owned subsidiary of Hulic as a result of the Share Exchange, if the Share Exchange Agreement is approved at the annual general meeting of shareholders of Nippon View Hotel to be held on July 25, 2019, Nippon View Hotel plans to purchase the stock acquisition rights through an agreement with the holders of those stock acquisition rights and cancel them by the previous day of the effective date of the Share Exchange, or to permit the holders of those stock acquisition rights to exercise the stock acquisition rights in accordance with the provisions of the terms and conditions of the stock acquisition rights.  Based on the above, with respect to the stock acquisition rights held by persons other than Nippon View Hotel as of the previous day of the effective date of the Share Exchange, Nippon View Hotel plans to acquire without compensation the stock acquisition rights by exercising the call option and to cancel them as of the same day.

Nippon View Hotel has not issued any bonds with stock acquisition rights.

3.	Basis for Allotments in Connection with the Share Exchange

(1)	Basis and Reason for Allotments

Hulic proposed the Share Exchange to Nippon View Hotel in January 2019, and as a result of repeated discussions and negotiations in good faith between Hulic and Nippon View Hotel, Hulic and Nippon View Hotel determined that the best decision to improve the corporate value of the entire Hulic Group and Nippon View Hotel Group would be to make Nippon View Hotel a wholly-owned subsidiary of Hulic.

In order to ensure that the decision of the share exchange ratio pertaining to the Share Exchange (the “Share Exchange Ratio”) that is to be used in the Share Exchange described in “2(3) Allotments in Connection with the Share Exchange” above is fair and appropriate, Hulic and Nippon View Hotel respectively and separately decided to request a third-party appraiser independent of Hulic and Nippon View Hotel to calculate the share exchange ratio, with Hulic appointing Nomura Securities Co., Ltd. (“Nomura Securities”) and Nippon View Hotel appointing Frontier Management Inc. (“Frontier Management”) as their respective third-party appraisers.

As a result of careful deliberation and examination taking into consideration the valuation report concerning the share exchange ratio obtained from Nomura Securities, which is a third-party appraiser, advice from Mori Hamada & Matsumoto, which is a legal advisor, and the like as described in “(4) Measures to Ensure Fairness” below, Hulic has reached a decision that the Share Exchange Ratio is appropriate and will contribute to the interests of the shareholders of Hulic.  Accordingly, Hulic determined that the implementation of the Share Exchange using the Share Exchange Ratio is appropriate.

As a result of careful deliberation and examination taking into consideration the valuation report concerning the share exchange ratio obtained from Frontier Management, which is a third-party appraiser, and advice from Nakamura, Tsunoda & Matsumoto, which is a legal advisor, as explained in “(4) Measures to Ensure Fairness” below, and a report received from the third-party committee which has no interest in Hulic and the like as explained in “(5) Measures to Avoid Conflicts of Interest” below, Nippon View Hotel has reached a decision that the Share Exchange Ratio is appropriate and will contribute to the interests of the shareholders of Nippon View Hotel.  Accordingly, Nippon View Hotel determined that the implementation of the Share Exchange using the Share Exchange Ratio is appropriate.

In addition to the above, Hulic and Nippon View Hotel repeatedly held mutual negotiations and consultations after a careful examination based on the results of due diligence conducted by Hulic and Nippon View Hotel on each other while comprehensively taking into account factors such as the financial condition, asset status, and future outlook of Hulic and Nippon View Hotel.

As a result, Hulic and Nippon View Hotel have reached a decision that the Share Exchange Ratio is appropriate and will contribute to the interests of their respective shareholders.  Accordingly, they obtained the approval of the respective meetings of their Boards of Directors and executed the Share Exchange Agreement between them.

(2)	Matters Relating to the Calculation

(i)	Names of the Appraisers and Relationships with Hulic and Nippon View Hotel

Both Nomura Securities, which is a third-party appraiser of Hulic, and Frontier Management, which is a third-party appraiser of Nippon View Hotel, are appraisers independent of Hulic and Nippon View Hotel, and neither of them is a related party of Hulic or Nippon View Hotel nor has a material interest that must be stated in relation to the Share Exchange.

(ii)	Outline of Calculation

With respect to Hulic, because the shares of Hulic are listed on a financial instruments exchange and are quoted, Nomura Securities performed its calculation by adopting the average market price analysis.

In the average market price analysis, taking into consideration circumstances such as the status of the stock market, Nomura Securities set the reference date as June 6, 2019 (the calculation reference date) and used the closing price of the Hulic Shares on the First Section of TSE on the reference date, the simple average closing price for the last five-business-day period from May 31, 2019 to the reference date, the simple average closing price for the last one-month period from May 7, 2019 to the reference date, the simple average closing price for the last three-month period from March 7, 2019 to the reference date, and the simple average closing price for the last six-month period from December 7, 2018 to the reference date.

With respect to Nippon View Hotel, Nomura Securities performed its calculation by adopting the average market price analysis (because the shares of Nippon View Hotel are listed on a financial instruments exchange and are quoted), the comparable company analysis (because there are multiple listed similar companies that are able to be compared to Nippon View Hotel, and it is possible to make analogical inferences of share prices by comparing similar companies), and the discounted cash flow method (the “DCF Method”) in order to reflect the status of future business activities in the evaluation.

In the average market price analysis, taking into consideration circumstances such as the status of the stock market, Nomura Securities set the reference date as June 6, 2019 (the calculation reference date) and used the closing price of the shares of Nippon View Hotel on the First Section of TSE on the reference date, the simple average closing price for the last five-business-day period from May 31, 2019 to the reference date, the simple average closing price for the last one-month period from May 7, 2019 to the reference date, the simple average closing price for the last three-month period from March 7, 2019 to the reference date, and the simple average closing price for the last six-month period from December 7, 2018 to the reference date.

In the comparable company analysis, Nomura Securities performed an evaluation through a comparison with the market share price of listed companies engaged in businesses relatively similar to those of Nippon View Hotel and the financial indicators that indicate profitability and the like of such listed companies, and calculated the share exchange ratio based on the results of the evaluation.

In the DCF Method, Nomura Securities calculated Nippon View Hotel’s share value by discounting Nippon View Hotel’s future cash flow, which is based on financial projections from the fiscal year ending April 2020 until the fiscal year ending April 2024 prepared by Nippon View Hotel, at a certain discount rate to the present value.  The profit plan used as a basis for the calculation includes a fiscal year with a significant increase or decrease in earnings.  Specifically, in the fiscal year ending April 2021, operating profit is expected to be 877 million yen, an increase of 30% or more year-on-year, due to increased demand coinciding with the Tokyo Olympic and Paralympic Games and the opening of a new directly-operated hotel, the Asakusa View Hotel Villa (tentative name).  The financial projections do not reflect the implementation of the Share Exchange.

The calculation results using each of those valuation methods where the share value per share of Hulic Shares is one are as follows.

Calculation Range for the Share Exchange Ratio
Average market price analysis	1.15 – 1.31
Comparable company analysis	1.20 – 2.28
DCF Method	1.08 – 2.13

In calculating the share exchange ratios above, Nomura Securities has, in principle, used such things as information provided to it by Hulic and Nippon View Hotel and publicly available information as presented, and assumed that this data, information and the like it has used is entirely accurate and complete and that there is no information undisclosed to Nomura Securities that would have a significant impact on the calculation of the share exchange ratio.  It has not made an independent study of the accuracy or completeness thereof.  Also, Nomura Securities has not made an independent assessment, appraisal or evaluation and has not requested an appraisal or evaluation to any independent institution in connection with any relevant assets or liabilities (including contingent liabilities) of Hulic, Nippon View Hotel, or any of their affiliates, including an analysis and assessment of their respective assets or liabilities.  The calculation of the share exchange ratio by Nomura Securities is based on the information available and the economic conditions as of June 6, 2019.  Nomura Securities also assumed that the financial projections of Nippon View Hotel have been reasonably examined or prepared by management of Hulic and Nippon View Hotel based on the best forecasts and judgments available at that time.

Meanwhile, with respect to Hulic, because the shares of Hulic are listed on a financial instruments exchange and are quoted, Frontier Management performed its calculation by adopting the average market price analysis.

In the average market price analysis, taking into consideration circumstances such as the status of the stock market, Frontier Management set the reference date as June 6, 2019 (the calculation reference date) and used the closing price of the Hulic Shares on the First Section of TSE on the reference date, the simple average closing price for the last one-month period from May 7, 2019 to the reference date, the simple average closing price for the last three-month period from March 7, 2019 to the reference date, and the simple average closing price for the last six-month period from December 7, 2018 to the reference date.

With respect to Nippon View Hotel, Frontier Management performed its calculation by adopting the average market price analysis (because the shares of Nippon View Hotel are listed on a financial instruments exchange and are quoted) and the DCF Method in order to reflect the status of future business activities in the evaluation.

In the average market price analysis, taking into consideration circumstances such as the status of the stock market, Frontier Management set the reference date as June 6, 2019 (the calculation reference date) and used the closing price of the shares of Nippon View Hotel on the First Section of TSE on the reference date, the simple average closing price for the last one-month period from May 7, 2019 to the reference date, the simple average closing price for the last three-month period from March 7, 2019 to the reference date, and the simple average closing price for the last six-month period from December 7, 2018 to the reference date.

In the DCF Method, Frontier Management calculated Nippon View Hotel’s share value by discounting Nippon View Hotel’s future cash flow, which is based on financial projections from the fiscal year ending April 2020 until the fiscal year ending April 2024 prepared by Nippon View Hotel, at a certain discount rate to the present value.  The profit plan used as a basis for the calculation includes a fiscal year with a significant increase or decrease in earnings.  Specifically, in the fiscal year ending April 2021, operating profit is expected to be 877 million yen, an increase of 30% or more year-on-year, due to increased demand coinciding with the Tokyo Olympic and Paralympic Games and the opening of a new directly-operated hotel, the Asakusa View Hotel Villa (tentative name).  The financial projections do not reflect the implementation of the Share Exchange.

The calculation results using each of those valuation methods where the share value per share of Hulic Shares is one are as follows.

Calculation Range for the Share Exchange Ratio
Average market price analysis	1.15 – 1.31
DCF Method	1.20 – 1.91

In calculating the share exchange ratios above, Frontier Management has, in principle, used such things as information provided to it by Hulic and Nippon View Hotel and publicly available information as presented, and assumed that this data, information and the like it has used is entirely accurate and complete and that there is no information undisclosed to Frontier Management that would have a significant impact on the calculation of the share exchange ratio.  It has not made an independent study of the accuracy or completeness thereof.  Also, Frontier Management has not made an independent assessment, appraisal or evaluation and has not requested an appraisal or evaluation to any independent institution in connection with any relevant assets or liabilities (including contingent liabilities) of Hulic, Nippon View Hotel, or any of their affiliates, including an analysis and assessment of their respective assets or liabilities.  The calculation of the share exchange ratio by Frontier Management is based on the information available and the economic conditions as of June 6, 2019.  In regard to the financial projections of Nippon View Hotel, Frontier Management conducted interviews with management of Nippon View Hotel, and the third-party committee received explanations from management of Nippon View Hotel, through which Frontier Management and the third-party committee verified the procedures for formulating those forecasts and the details thereof and confirmed that there are no particularly unreasonable matters in the financial projections as the basis of the calculation of the share exchange ratio.  Accordingly, Frontier Management assumed that the financial projections of Nippon View Hotel have been reasonably examined or prepared by management of Nippon View Hotel based on the best forecasts and judgments available at that time.  For the financial projections of Nippon View Hotel, as the consolidated operating profit and consolidated ordinary profit for the fiscal year ending April 2019 fell short of the medium-term management plan for the four-year period beginning with the fiscal year ending April 2018, titled “View Hotels Mission–Sustainable Growth,” which was announced in January 2017, Frontier Management used financial projections (a) that have been reviewed and that reflect Nippon View Hotel’s normal earning power as of the end of April 2019 in the planned figures for the fiscal years ending April 2020 and April 2021 by, among other things, reviewing the profit level of hotels newly opened after January 2017 based on actual results and (b) to which plans for the fiscal year ending April 2022 through the fiscal year ending April 2024 have been added.  The financial projections for the fiscal year ending April 2020 are set forth in “Results forecast for the current fiscal year (Fiscal year ending April 2020)” under “Reference: Consolidated results forecast for the current period (portion announced on June 7, 2019) and consolidated results for the previous period of Nippon View Hotel” below and in the financial results summary for the fiscal year ending April 2019 separately released today, and operating profit of 600 million yen is expected.  Further, in the fiscal year ending April 2021, operating profit is expected to be 877 million yen due to increased demand coinciding with the Tokyo Olympic and Paralympic Games and the opening of a new directly-operated hotel, the Asakusa View Hotel Villa (tentative name).

(3)	Prospects of the Delisting and Reasons for the Delisting

As a result of the Share Exchange, Nippon View Hotel will become a wholly-owned subsidiary of Hulic on September 1, 2019 (scheduled), which is the effective date of the Share Exchange.  Accordingly, the Nippon View Hotel Shares are scheduled to be delisted as of August 29, 2019 through prescribed procedures in accordance with the delisting criteria of TSE.  Following the delisting, it will no longer be possible to trade Nippon View Hotel Shares on TSE.

Given that the Hulic Shares that are allotted to the shareholders of Nippon View Hotel in the Share Exchange are listed on the First Section of TSE and that it will be possible to trade such Hulic Shares on TSE even after the Share Exchange, shareholders of Nippon View Hotel that hold 64 shares or more of the Nippon View Hotel Shares and are allotted not less than 100 shares of the Hulic Shares, which is the number of shares constituting one unit of Hulic Shares, as a result of the Share Exchange will be able to continue to trade one unit or more of the Hulic Shares on the First Section of TSE, so we believe the liquidity of the shares will be secured, although such shareholders might be allotted shares less than one unit in proportion to the number of shares they hold.

On the other hand, the shareholders holding less than 64 shares of Nippon View Hotel Shares will be allotted less than 100 Hulic Shares, which is the number of shares constituting one unit.  Those shares less than one unit cannot be sold on the First Section of TSE, but as explained in Note 3 (Handling of shares less than one unit) in Section 2(3) above, those shareholders may demand that Hulic purchase the shares less than one unit they hold or demand to make an additional purchase for the shares less than one unit.  With respect to the handling of fractional shares less than a single Hulic Share that arise in association with the Share Exchange, see Note 4 (Treatment of fractions of less than a single share) in Section 2(3) above.

Shareholders of Nippon View Hotel may trade the Nippon View Hotel Shares they hold until August 28, 2019 (scheduled), which is the last trading date, on the First Section of TSE.

(4)	Measures to Ensure Fairness

Since Hulic already holds 2,528,856 shares of the Nippon View Hotel Shares (25.98% (rounded down to two decimal places; the same applies to the calculation of the ownership ratio hereinafter) of the total number of issued shares of Nippon View Hotel as of April 30, 2019 (9,730,425 shares)) and Nippon View Hotel is an equity-method affiliate of Hulic, and there are relationships between Hulic and Nippon View Hotel as described in “(13) Relationships between the Companies” in “4. Outline of the Companies that are Parties to the Share Exchange,” Hulic and Nippon View Hotel determined that it is necessary to ensure fairness in the Share Exchange, and they have taken the following measures to ensure fairness.

(i)	Valuation Report from an Independent Third-Party Appraiser

Hulic appointed Nomura Securities, and Nippon View Hotel appointed Frontier Management, as their respective third-party appraisers, and Hulic and Nippon View Hotel obtained valuation reports regarding the share exchange ratio.  See “(2) Matters Relating to Calculation” for an outline of the valuation reports.  Neither Hulic nor Nippon View Hotel has obtained from either of those third-party appraisers an opinion stating that the Share Exchange Ratio is appropriate or fair from a financial perspective (a fairness opinion).

(ii)	Advice from Independent Law Firms

Hulic appointed Mori Hamada & Matsumoto as its legal advisor and obtained from Mori Hamada & Matsumoto legal advice concerning various procedures for the Share Exchange and the decision-making method and processes of Hulic.  Mori Hamada & Matsumoto is independent of Hulic and Nippon View Hotel and has no material interests in Hulic or Nippon View Hotel.

At the same time, Nippon View Hotel appointed Nakamura, Tsunoda & Matsumoto as its legal advisor and obtained from Nakamura, Tsunoda & Matsumoto legal advice concerning various procedures for the Share Exchange and the decision-making method and processes of Nippon View Hotel.  Nakamura, Tsunoda & Matsumoto is independent of Hulic and Nippon View Hotel and has no material interests in Hulic or Nippon View Hotel.

(5)	Measures to Avoid Conflicts of Interest

Since Hulic already holds 25.98% of the total number of issued shares of Nippon View Hotel and Nippon View Hotel is an equity-method affiliate of Hulic, and there are relationships between Hulic and Nippon View Hotel as described in “(13) Relationships between the Companies” in “4. Outline of the Companies that are Parties to the Share Exchange,” Nippon View Hotel has taken the following measures to avoid conflicts of interest in addition to the measures described in (4) above.

(i)	Establishment of third-party committee

On April 5, 2019, Nippon View Hotel established a third-party committee (the “Third-Party Committee”) in order to prevent the Share Exchange from being implemented under terms disadvantageous to the minority shareholders of Nippon View Hotel.  The Third Party Committee consists of Mr. Shigeru Takagi (Partner of Ginza-Kobikicho Law Office and attorney-at-law) and Mr. Kazuya Suga (Suga Accounting Office, certified public accountant), who have no interest in Hulic, who are outside directors of Nippon View Hotel registered as independent directors with TSE, who have a significant level of knowledge regarding the business details and the like of Nippon View Hotel, and who are considered to have expertise and qualifications for examining the Share Exchange as an attorney-at-law and a certified public accountant, respectively, and Mr. Tatsuhiro Maeda (Maeda Tatsuhiro Accounting Office, certified public accountant), who has no interest in Hulic, who is an outside statutory auditor of Nippon View Hotel registered as an independent statutory auditor with TSE, who has a significant level of knowledge regarding the business details and the like of Nippon View Hotel, and who is considered to have expertise and qualifications for examining the Share Exchange as a certified public accountant.  In examining the Share Exchange, Nippon View Hotel consulted the Third-Party Committee with respect to (a) appropriateness of decisions by the Board of Directors of Nippon View Hotel regarding the implementation of the Share Exchange from perspectives of (i) whether the Third-Party Committee could reasonably determine that the Share Exchange will enhance the corporate value and (ii) whether the Third-Party Committee could reasonably determine that the Share Exchange is implemented through fair procedures for the shareholders and has sufficiently taken into account the interests of shareholders, and (b) whether the Share Exchange is disadvantageous to the minority shareholders of Nippon View Hotel.  At the same time, Nippon View Hotel granted the Third-Party Committee the authorities such as the authority to collect information necessary for the examination of the consulted matters, the authority to appoint or approve advisors, and the authority to express opinions concerning the policy of negotiation with Hulic and to negotiate when necessary.  The sole compensation for the members of the Third-Party Committee is the fixed remuneration paid regardless of the details of their report within the total amount of annual remuneration for directors or statutory auditors resolved at the general shareholders’ meeting of Nippon View Hotel, together with the normal remuneration of directors or statutory auditors.  The actual amount of the remuneration for a committee member who is an outside director has been deliberated on and decided at the remuneration committee, which is an advisory body to the Board of Directors of Nippon View Hotel, and the actual amount of the remuneration for a committee member who is an outside statutory auditor has been discussed and decided by the statutory auditors.

From April 5, 2019 to June 7, 2019, the Third-Party Committee carefully examined the above consulted matters by holding seven meetings in total and, outside the meetings, by gathering information using email and the like and discussing with each other whenever necessary.  Specifically, the Third-Party Committee confirmed the track record, independence, and the like of Nakamura, Tsunoda & Matsumoto, which is a legal advisor of Nippon View Hotel, Frontier Management, which is a financial advisor of Nippon View Hotel, and Grant Thornton Taiyo Advisors Co., Ltd. (“Grant Thornton Taiyo”), which is in charge of financial and tax due diligence, and approved their appointment.  In addition, the Third-Party Committee received explanations from Nippon View Hotel and asked questions concerning the purposes of the Share Exchange, the background to the Share Exchange, the procedures for establishing the business plan of Nippon View Hotel used as a basis for the calculation of the share exchange ratio, the details of that business plan, and the history of the negotiations on and decision-making process for the terms and conditions of the Share Exchange, including the share exchange ratio.  The Third-Party Committee received explanations from Hulic and asked questions concerning the purposes of the Share Exchange, the background to the Share Exchange, the management policy of Nippon View Hotel after the Share Exchange, the reason why it selected the share exchange as a method of making Nippon View Hotel a wholly-owned subsidiary, their views regarding the share exchange ratio, and the like.  The Third-Party Committee received explanations from Nakamura, Tsunoda & Matsumoto, which is a legal advisor of Nippon View Hotel, and asked questions concerning the decision-making method and processes of the Board of Directors of Nippon View Hotel with respect to the Share Exchange, measures to ensure fairness, measures to avoid conflicts of interest, the operation method of the Third-Party Committee, the results of the legal due diligence on Hulic, and the like.  The Third-Party Committee received explanations from Grant Thornton Taiyo and asked questions concerning the results of the financial and tax due diligence on Hulic.  The Third-Party Committee received explanations from Frontier Management, which is a financial advisor and third-party appraiser of Nippon View Hotel, asked questions concerning the method and results of the valuation of the share exchange ratio in the Share Exchange, and then verified the reasonability of the method and results.  In addition, based on advice from Frontier Management, which is a financial advisor of Nippon View Hotel, and Nakamura, Tsunoda & Matsumoto, which is a legal advisor of Nippon View Hotel, the Third-Party Committee substantially engaged in the negotiations regarding the share exchange ratio with Hulic, including by approving the negotiating policy of the share exchange ratio and the like, instructing Frontier Management.  Through this process, on the basis of the explanations, calculation results, and other materials examined by the Third-Party Committee, the Third-Party Committee submitted a report on June 7, 2019 to the Board of Directors of Nippon View Hotel to the effect that (a) it is determined that it is not unreasonable for the Board of Directors of Nippon View Hotel to decide to implement the Share Exchange taking into account, among other things, that (i) it is determined that the Share Exchange will contribute to improving corporate value due to reasons such as that, by becoming a wholly-owned subsidiary of Hulic, Nippon View Hotel can achieve greater cooperation with Hulic, such as utilizing real estate information held by Hulic and reducing its financial burden related to new projects through Hulic’s acquisition and ownership of new real estate, and can thereby accelerate Nippon View Hotel’s execution of new projects and stabilize its profit structure and (ii) it is determined that the Share Exchange takes into account the interests of shareholders through fair procedures for the reasons such as (1) Nippon View Hotel plans to provide appropriate information disclosure according to drafts of the disclosure documents for the Share Exchange, (2) the Board of Directors of Nippon View Hotel consulted with the Third-Party Committee, which is composed of outside directors and outside statutory auditors independent from Nippon View Hotel and Hulic, and the Board of Directors has decided to sufficiently respect the report of the Third-Party Committee,

(3) the proposal regarding the execution of the Share Exchange Agreement is planned to receive approval of all directors, excluding a director who has an interest, and opinions of all statutory auditors to the effect that they have no objection at the meeting of the Board of Directors of Nippon View Hotel, (4) Nippon View Hotel has received advice and the like regarding the Share Exchange from Frontier Management, an independent financial advisor, and Nakamura, Tsunoda & Matsumoto, an independent legal advisor, (5) Nippon View Hotel has obtained a valuation report regarding the share exchange ratio from Frontier Management, an independent third-party appraiser, and the method and details of that calculation are not found to be particularly unreasonable, and (6) the Share Exchange Ratio has been agreed upon after negotiations in good faith with Hulic, and the Share Exchange Ratio exceeds the upper limit of the calculation range calculated through the average market price analysis and exceeds the median calculated through the DCF Method by Frontier Management, the independent third-party appraiser of Nippon View Hotel, as well as to the effect that (b) it is considered that the decision by the Board of Directors of Nippon View Hotel to execute the Share Exchange Agreement is not disadvantageous to minority shareholders on the ground that the choice of share exchange as the method of making Nippon View Hotel a wholly-owned subsidiary is not disadvantageous to the minority shareholders of Nippon View Hotel given, among other things, that minority shareholders of Nippon View Hotel can enjoy the effects of the Share Exchange by continuing to hold shares in Hulic, and that, as set out above, it is determined that the Share Exchange will contribute to improving the corporate value of Nippon View Hotel and that the Share Exchange takes into account the interests of shareholders through fair procedures.

(ii)	Approval of all directors, excluding a director who has an interest, and opinions of all statutory auditors to the effect that they have no objection

Since Mr. Saburo Nishiura, who is a director of Nippon View Hotel, also serves as the Representative Director of Hulic, from the viewpoint of avoiding any conflict of interest, he did not participate in any deliberations or resolutions on the agenda related to the Share Exchange at the meeting of the Board of Directors of Nippon View Hotel, and he did not participate in any discussions or negotiations on the Share Exchange on behalf of Nippon View Hotel.

The agenda related to the Share Exchange at the meeting of the Board of Directors of Nippon View Hotel was approved by unanimous vote of nine out of ten directors of Nippon View Hotel (excluding Mr. Saburo Nishiura), and the three statutory auditors of Nippon View Hotel expressed a unanimous opinion to the effect that they have no objection to the implementation of the Share Exchange.

4.          Outline of the Companies that are Parties to the Share Exchange

		Wholly-owning parent company resulting from a share exchange		Wholly-owned subsidiary resulting from a share exchange
(1)	Name	Hulic Co., Ltd.		Nippon View Hotel Co., Ltd.
(2)	Address	7-3, Nihonbashi Odenmacho, Chuo-ku, Tokyo		3-17-1, Nishi-Asakusa, Taito-ku, Tokyo
(3)	Name and title of representative	Manabu Yoshidome, President and Representative Director		Yoshiaki Endo, President and Representative Director
(4)	Description of business	Real estate holding, leasing, sales, and brokerage		Hotel business, facility operation business, and amusement park business
(5)	Stated capital	62.718 billion yen		2.794 billion yen
(6)	Date of incorporation	March 26, 1957		May 4, 1953
(7)	Number of shares issued	663,062,271 shares		9,730,425 shares
(8)	End of fiscal period	December 31		April 30
(9)	Number of employees	(Consolidated) 936 employees (as of December 31, 2018)		(Consolidated) 1,018 employees (as of April 30, 2019)
(10)	Major business partners	Domestic and foreign companies and the like		Domestic and foreign general consumers, companies, and the like
(11)	Major banks	Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation Sumitomo Mitsui Trust Bank, Limited Mizuho Trust & Banking Co., Ltd. Development Bank of Japan Inc. MUFG Bank, Ltd. The Norinchukin Bank
Mizuho Bank, Ltd.
Aozora Bank, Ltd.
Sumitomo Mitsui Banking Corporation
Resona Bank, Limited
Development Bank of Japan Inc.
The Akita Bank, Ltd.
Sumitomo Mitsui Trust Bank, Limited
The Toho Bank, Ltd.
The Hokkaido Bank, Ltd.

(12)	Major shareholders and shareholding ratios	Meiji Yasuda Life Insurance Company	7.18%	Hulic Co., Ltd.	25.98%
		Sompo Japan Nipponkoa Insurance Inc.	6.67%	Tachihi Holdings Co., Ltd	5.75%
		Tokyo Tatemono Co., Ltd.	6.31%	Nagoya Railroad Co., Ltd.	4.93%
		Fuyo General Lease Co., Ltd.	6.13%	The Master Trust Bank of Japan, Ltd. (Trust Account)	2.98%
		Yasuda Real Estate Co., Ltd.	4.64%	Nippon View Hotel Group Employees’ Shareholding Association	1.95%
		Oki Electric Industry Co., Ltd	4.46%	Japan Trustee Services Bank, Ltd. (Trust Account 4)	1.54%
		Yasuda Logistics Corporation	4.28%	PHILLIP SECURITIES CLIENTS (RETAIL) (Standing proxy: Phillip Securities Japan, Ltd.)	1.41%
		Mizuho Capital Co., Ltd.	3.85%	Suntory Liquors Ltd.	1.23%
		Tokio Marine & Nichido Fire Insurance Co., Ltd.	3.36%	Resona Bank, Limited	1.23%
		The Master Trust Bank of Japan ,Ltd. (Trust Account)	2.80%	Japan Trustee Services Bank, Ltd. (Trust Account 5)	1.21%
		(as of December 31, 2018)		(as of April 30, 2019)

(13) Relationships between the Companies
Capital relationship	As of June 7, 2019, Hulic holds 2,528,856 shares (25.98%) of the issued shares of Nippon View Hotel.
Personnel relationship	A representative director of Hulic also serves as a director of Nippon View Hotel.
Business relationship
Hulic and Nippon View Hotel entered into a Capital and Business Alliance Agreement on October 28, 2015.  Nippon View Hotel has been outsourcing agency services for non-life insurance to Hulic Insurance Service Co., Ltd., which is a wholly-owned subsidiary of Hulic.

Status as related parties	Nippon View Hotel is an equity-method affiliate of Hulic, and Hulic and Nippon View Hotel are related parties.
(14)	Operating results and financial position for the past three years
Fiscal period	Hulic (consolidated)			Nippon View Hotel (consolidated)
	FY ended December 2016	FY ended December 2017	FY ended December 2018	FY ended April 2017	FY ended April 2018	FY ended April 2019
Consolidated net assets	341,087	378,855	404,135	12,575	12,652	10,873
Consolidated total assets	1,133,994	1,352,137	1,525,979	23,135	31,046	29,674
Consolidated net assets per share (yen)	511.68	570.02	608.49	1,323.84	1,342.22	1,152.70
Consolidated sales	215,780	289,618	287,513	20,179	21,294	21,570
Consolidated operating profit	53,377	64,249	75,564	1,362	617	758
Consolidated ordinary profit	51,432	61,870	72,530	1,304	601	687
Net profit or loss attributable to shareholders of the parent company	34,897	42,402	49,515	-1,554	297	-1,511
Consolidated net profit or loss per share (yen)	53.00	64.38	75.18	-160.83	31.54	-160.25
Dividend per share (yen)	17.00	21.00	25.50	22.00	22.00	22.00
(Note 1)	As of December 31, 2018, unless otherwise noted.

(Note 2)	Figures provided are in units of one million yen, unless otherwise noted.

(Note 3)	Shareholding ratio indicates the ratio of shares held against the total number of issued shares and is rounded down to two decimal places.

(Note 4)
Hulic has applied the “Partial Amendments to Accounting Standards for Tax Effect Accounting” (ASBJ Statement No. 28, February 16, 2018) and the like from the start of the first quarter consolidated accounting period for the fiscal year ending December 2019, and the amount of consolidated total assets for the fiscal year ended December 2018 of Hulic indicates the amount with the amended standards applied retroactively.

5.	Status after the Share Exchange

Wholly-owning parent company resulting from a share exchange
(1)	Name	Hulic Co., Ltd.
(2)	Address	7-3, Nihonbashi Odenmacho, Chuo-ku, Tokyo
(3)	Name and title of representative	Manabu Yoshidome, President, Representative Director
(4)	Description of business	Real estate holding, leasing, sales, and brokerage
(5)	Stated capital	Not determined at this time.
(6)	End of fiscal period	December 31
(7)	Net assets	Not determined at this time.
(8)	Total assets	Not determined at this time.

6.	Summary of Accounting

The Share Exchange constitutes an “acquisition” under the “Accounting Standards for Business Combinations.”  In connection with the Share Exchange, goodwill or negative goodwill is expected to appear in Hulic’s consolidated financial statements, but the amount of that goodwill or negative goodwill is undetermined at this time.

7.	Future Outlook

Nippon View Hotel, which is currently an equity-method affiliate of Hulic, is planned to become a wholly-owned subsidiary of Hulic through the Share Exchange.  The effect of the Share Exchange on the consolidated results of Hulic is currently expected to be minor, but moving forward, Hulic will promptly disclose any necessity to revise results forecasts or any other matters that should be publicly announced, if any.

End.

Reference: Consolidated results forecast for the current period (portion announced on April 26, 2019) and consolidated results for the previous period of Hulic

	Consolidated sales	Consolidated operating profit	Consolidated ordinary profit	Net profit attributable to shareholders of the parent company
Results forecast for the current period (Fiscal year ending December 2019)	–	85,000	80,000	54,500
Results for the previous period (Fiscal year ending December 2018)	287,513	75,564	72,530	49,515
(In millions of yen)

Note:
Hulic has a stable business composition centered around the leasing business, but its operating revenues (sales) may be greatly affected by purchase and sales trends of real estate for sale.  The success of the sale and purchase of those properties is significantly influenced by economic conditions and real estate market conditions, and it is currently difficult to predict.  Therefore, no operating revenue forecast is stated above.  Hulic will promptly disclose its operating revenue forecast once it becomes possible to predict.

Reference: Consolidated results forecast for the current period (portion announced on June 7, 2019) and consolidated results for the previous period of Nippon View Hotel

	Consolidated sales	Consolidated operating profit	Consolidated ordinary profit	Net profit attributable to shareholders of the parent company
Results forecast for the current period (Fiscal year ending April 2020)	22,450	600	450	200
Results for the previous period (Fiscal year ending April 2019)	21,570	758	687	-1,511
(In millions of yen)

Note:	The figures of Nippon View Hotel’s consolidated results forecast for the current period (fiscal year ending April 2020) do not reflect the implementation of the Share Exchange.